Four Rivers BioEnergy, Inc.

1637 Shar-Cal Road

Calvert City, KY 42029

January 28, 2010

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attn: Gary Todd

Re:

Four Rivers BioEnergy, Inc.

Form 10-K for the fiscal year ended October 31, 2008

Filed February 13, 2009

File No. 000-51574

Dear Mr. Todd:

Reference is made to the letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2009, setting forth comments to the Form 10-Q for the quarterly period ended July 31, 2009 filed by Four Rivers BioEnergy, Inc. (the “Company”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-Q for the quarterly period ended July 31, 2009

Acquisition of Kreido Assets, page 15

1.

We note your response to prior comment 13 regarding the Kreido contingent consideration and negative goodwill.  As you have concluded that the Kreido transaction is a purchase of assets, please tell us why you believe the guidance from SFAS 141 is relevant, including why you believe it is appropriate to apply business combination guidance to a transaction that is not a business combination in GAAP.  Accordingly, please also respond to the following:

•

Tell us why you believe that the amount assigned to the contingent consideration was the fair value of that contingent obligation at the acquisition date.  We note that under FASB ASC 350-30-30-2 the cost of an asset acquired is based on the fair value of the consideration paid or the fair value of the asset acquired, whichever is more reliably determinable.

Response:

Pursuant to SFAS 142, “an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. General concepts related to the initial measurement of assets acquired in exchange transactions, including intangible assets, are provided in paragraphs 5–7 of Statement 141. The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill”.

We have looked to paragraph 6 of SFAS 141 which states that “if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable”. We believe that the fair value of the consideration given, including cash, plus the costs incurred to acquire the assets is more clearly evident and more reliably measurable then the fair value of the net assets acquired.

Pursuant to the purchase agreement, we have a contingent obligation which may result in additional shares of our common stock being issued to the sellers. This contingency must be accounted for. Since we have looked to SFAS 141 for the general concepts related to the initial measurement of assets acquired in exchange transactions, we have also looked to that guidance for the accounting for the contingent consideration. The fair value of the assets acquired is greater then the aggregate consideration issued or incurred and we have therefore looked to SFAS 141 paragraph 46 to account for the contingency. Since the contingent consideration is additional shares of our common stock, we have recorded the contingent consideration based on the fair value of our common stock.

•

Describe the terms and exercise provisions of the underlying Kreido warrants.  In that regard, clarify whether the warrants are vested, whether there any prerequisites to exercise of those warrants by the holders, and whether there are any continuing services required to be provided by those shareholders.  Also, clarify in future filings.

Response:

Please see response below.

•

Please describe to us the nature of the contingency and explain to us why the accounting should not be based on that generally applicable to assumed options or warrants.

Response:

The warrants upon which the contingency is based have been issued by Kreido to Kreido shareholders. Any proceeds from the exercise of these warrants accrue to the benefit of Kreido. The warrants are exercisable into Kreido common stock. As such, these are not warrants that have been assumed by Four Rivers and equity treatment is not applicable.

•

Tell us whether exercise of the warrants is probable and the basis for the conclusion.

Response:

Since the Kreido warrants are unrelated third party warrants exercisable by other unrelated third parties, we are unable to make a determination as to the probability of the exercise of those warrants.

•

Tell us why the “credit” associated with the warrants is a liability in GAAP.

Response:

The credit associated with the contingency has been recorded pursuant to SFAS 141 paragraph 46.

We will include the additional requested disclosures in future filings, as appropriate.

2.

As related matter, you indicate that the fair value of the Kreido assets acquired exceeded the aggregate cost of those assets.  Tell us, and disclose in future filings, how you measured the fair value of those assets for purposes of applying the relative fair value method under FASB ASC 805-50-30-3.

Response:

For the purposes of applying the relative fair value method to the allocation of cost among the assets acquired, we used the cost approach. When applying the cost approach, we referred to the historical cost of constructing or developing the assets acquired. We believe that these historical costs do not significantly differ from the current replacement costs that would be required to acquire, construct or develop substitute assets of comparable utility.

We will include the additional requested disclosures in future filings, as appropriate.

3.

We also see that you recorded significant direct costs of $744,724 for the Kreido assets and of $404,996 for the U.K. biodiesel plant assets as a component of the purchase prices.  Please tell us and revise future filings to disclose the nature and composition of the direct costs.

Response:

The direct costs of the Kreido asset acquisition consist of legal fees of $144,724 and finders fees of $600,000. The direct costs of the Biofuels asset acquisition consist of legal fees of $186,131 and finders fees of $218,865. We will include the additional requested disclosures in future filings.

If you have any further questions, please do not hesitate to contact the undersigned.

Respectfully submitted,

/s/ Martin Thorp

Martin Thorp,

Chief Financial Officer